June 24, 2010

Mark Webb, Esq.
Legal Branch Chief
Financial Services Group
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549-3561

Re:           WSFS Financial Corporation
File No. 001-16668________

Dear Mr. Webb:

This letter is in response to your comment letter dated June 7, 2010 in which you reviewed the Form 10-K of WSFS Financial Corporation (the “Company”) filed March 16, 2010 and requested certain explanatory information.

For your convenience, the comments from your letter are repeated below in italics.  The Company responses are shown after each comment.  We note that our responses may become part of the public record, hence many of our responses provide background information designed to make our responses fuller and easier to understand for the uninitiated reader.

Nonperforming Assets, page 48

Comment 1 –

We note that your impaired loans have increased from $31.3M as of December 31, 2008 to $73.2M and $71.4M as of December 31, 2009 and March 31, 2010, respectively.  We also note that your nonaccruing construction loans have increased from $16.6M as of December 31, 2008 to $44.7M as of December 31, 2009.  Due to the significant increase in impaired and nonaccruing construction loans please tell us in further detail the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal.  Additionally, please provide us with a detail of your five largest impaired collateral dependent construction loans as of March 31, 2010, which includes discussion of the following:

•	when the loan was originated;
•	the allowance for loan losses associated with the loan, as applicable;
•	when the loan became impaired;
•	the underlying collateral supporting the loan;
•	the last appraisal obtained for the loan, as applicable; and
•	any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

Response to Comment 1 –

Impaired and non-accruing loans, including construction loans, are generally valued quarterly based on net realizable value of underlying collateral.  The valuation considers the method of disposition as well as costs and time to liquidate underlying collateral.  Land and land development valuations often rely on discounted cash flow analysis based on estimates of sales price, absorption, disposition and completion costs.  Although appraisals are ordered annually or more frequently if collateral is deemed to have changed materially in value (based on observed declines in market, perceived value of property conditions, loss of income or lease on subject property, or valuations received by the Bank on similar properties that indicate change in value), method of valuation and estimates are reviewed quarterly and adjusted for changes in project or market conditions.

The following table provides a detail of our five largest impaired collateral dependent construction loans as of March 31, 2010 (amounts in thousands):

Underlying Collateral	Balance	Date Originated	Allowance Assigned	Date Impaired	Last Appraisal	Evaluation Method
Mixed use subdivision: 216 residential lots 84 condo units, 48,500 retail sq. ft. in Delaware	$14,033	02/2005	$3,382	06/2009	06/2009	Discounted cash flow analysis based on recent absorption and prices
45 improved SF lots and 5 completed homes in Delaware	8,212	03/2007	1,478	06/2008	05/2009	Discounted cash flow analysis based on recent absorption and prices
250 lot residential subdivision in Delaware	3,500	03/2006	-	06/2008	12/2009	Bulk sale discount of 40% applied to Dec. ’09 appraisal
Four remaining completed condo units in south-eastern, PA	3,079	11/2006	1,131	09/2009	07/2009	Valuation based on recent sales in building
Four townhouses and 10 unit dormitory in Maryland	2,937	08/2007	-	02/2009	02/2010	Recent appraisal less estimated costs to sell
Total	$31,761		$5,991

Allowance for Loan Losses, page 49

Comment 2 –

We note that in both your summary of allowance for loan losses table and the allocation of the allowance for loan losses table, you include within commercial real estate, both commercial mortgage and construction loans.  In future filings beginning with your Form 10-Q for the period ended June 30, 2010, please further disaggregate your commercial real estate portfolio into both commercial mortgage and construction loans for these tables and revise the other relevant sections of your Management’s Discussion and Analysis accordingly.  Please also provide us these two revised tables as of both March 31, 2009 and December 31, 2009.

(Note: Based on a June 10, 2010 telephone call with John Spitz of the SEC, it was determined that the March 31, 2009 date shown above should have read, March 31, 2010.  Accordingly, our response includes two revised tables as of both March 31, 2010 and December 31, 2009.)

Response to Comment 2 –

In future filings, beginning with our Form 10-Q for the period ended June 30, 2010, we will disaggregate our commercial real estate portfolio as described in your comment. For the two revised tables as of both March 31, 2010 and December 31, 2009, please refer to Schedule A (attached).

Item 13. Certain Relationships and Related Transactions, page 113

Comment 3 –

We note your incorporation by reference of the required disclosure from your proxy statement.  However, we do not see the disclosure in your proxy statement.  Please advise.  We do note the disclosure in note 16 to your financial statements.  We further note that this disclosure is not in the form required by Item 404(a) of Regulation S-K regarding loans to insiders “being on the same terms as those with unrelated persons.”  Please undertake to provided the required disclosure in future filings.

Response to Comment 3 –

Page 65 of our proxy statement contains a section entitled, “Transactions with Our Insiders.”  That section describes loans made to our directors, officers and Associates as “…made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons.” (emphasis added)

Instructions to item 404(a) indicate the wording should read, “…made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.” (emphasis added)

We confirm we will disclose the proper wording in future proxy statements.

Schedule 14A Proxy Materials

Executive Compensation, page 31

Comment 4 –

We note the statement that the compensation committee concluded that your compensation program “does not motivate imprudent risk taking.”  Please advise us of the basis for your conclusion and describe the process you undertook to reach that conclusion.

Response to Comment 4 –

The Personnel and Compensation Committee concluded, as noted in our proxy, that our compensation program does not motivate imprudent risk taking.  The following is the basis for its conclusions and the process we undertook.

Basis for Conclusions

•
As background, annually, each Associate signs an ethics statement which includes such things as being committed to always doing the right thing, not using position or knowledge for personal gain, and the expectation that all transactions are recorded according to our system of internal controls and GAAP.  Ethics and integrity is a well-understood part of our strategic plan and culture.

•	The Company’s financial statements are subject to review and testing of internal controls under Sarbanes-Oxley Section 404 and FDICIA.
•	As a publicly-held financial institution, we are highly regulated.
•
Every three years, our executive compensation plans are reviewed by a third-party consultant for reasonableness, market competitiveness and absence of components that would motivate imprudent risk taking.

•
Executive compensation plans are not based solely on production or top-line results, but tied to bottom line results based on Return on Assets, Return on Equity and Earnings per Share Growth incorporating the consequences that result from risk taking (i.e. Allowance for Loan and Lease Losses).

•	The compensation plans are formulaic and the Personnel and Compensation Committee reviews and approves these formulas ahead of time.
•
Quality of earnings are reviewed by both the CEO and the Personnel and Compensation Committee that signs off for any adjustments to accurately reflect normal earnings on which compensation should be paid.  All major compensation plan outcomes and their bases are validated by our internal audit department.

•	There are caps on the amount of incentive compensation, as a percent of total compensation.
•	The Personnel and Compensation Committee review is the sole and final determinant for payouts and can adjust the payout downward. 4
•	Payment is in the form of restricted stock which vest over at least four years which serves to focus the executive on rewards only for long-term sustainable results.
•	Clawbacks are in place that would recover compensation that was inappropriately awarded, and to provide a disincentive for any manipulation of earnings or motivation to achieve unsustainable results.

The Process we Undertook
In addition to the above, other items which involve process include:

•
Every six months, our Human Capital Management (HCM) Department reviews and documents all incentive programs in the company including items as to who is eligible, who is paid, and on what basis executives are paid, according to what plan, outcomes, etc.  They also make a high level comparison to salary, prior years’ results, documenting trends, etc.

•
Senior Risk Officer (SRO) uses HCM Department review and validates the information, in detail, and evaluates the plan for any component that may have the possibility of motivating imprudent risk taking.

•	The SRO concludes on the components and outcomes of the plans, individually and in the aggregate.
•
The SRO prepares a report and presents it to the Personnel and Compensation Committee.  The Personnel and Compensation Committee discusses, questions the SRO, concludes and makes a recommendation to the full Board on whether, based on their review, the plans do not motivate imprudent risk taking.

The SRO also determined that the level of risk posed by the compensation plans is not reasonably likely to have a material adverse affect on the Company.

We acknowledge:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing has been fully responsive to your comment letter.  Please feel free to contact me if you need additional information or clarification.

Sincerely,

/s/ Mark A. Turner

Mark A. Turner
President and Chief Executive Officer

SCHEDULE  A

The table below represents a summary of the changes in the allowance for loan losses during the periods indicated.  As requested, this table disaggregates the commercial real estate portfolio into both commercial mortgages and construction loans.

	At or for the Three Months Ended March 31, 2010	At or for the Twelve Months Ended December 31, 2009
	(Dollars in Thousands)

Beginning balance	$53,446	$31,189
Provision for loan losses	11,410	47,811

Charge-offs:
Residential real estate	637	1,164
Commercial mortgage	933	1,453
Construction	2,425	14,479
Commercial	2,387	5,796
Overdrafts	1,043	1,216
Consumer	1,597	2,458
Total charge-offs	9,022	26,566

Recoveries:
Residential real estate	5	38
Commercial mortgage	0	4
Construction	260	375
Commercial	34	150
Overdrafts	909	380
Consumer	10	65
Total recoveries	1,218	1,012

Net charge-offs	7,804	25,554
Ending balance	$57,052	$53,446

Net charge-offs to average gross loans outstanding, net of unearned income (1)	1.24%	1.01%

(1) Ratio for the three months ended March 31, 2010 is annualized.

The following table shows the allocation for loan losses by portfolio type at the end of each of the periods shown, and the percentage of outstanding loans in each category to total gross loans outstanding at such dates.  As requested, this table disaggregates the commercial real estate portfolio into both commercial mortgages and construction loans.

	March 31, 2010		December 31, 2009
(Dollars in Thousands)	Amount	Percent	Amount	Percent

Residential real estate	$3,996	13.7%	$4,073	13.8%
Commercial Mortgage	5,446	21.3%	6,160	20.7%
Construction	12,778	8.0%	10,922	9.2%
Commercial	27,519	45.3%	24,834	44.4%
Consumer	7,313	11.7%	7,457	11.9%
Total	$57,052	100.0%	$53,446	100.0%